Exhibit 6.4

PROMISSORY NOTE

$750,000.00	February 1, 2020

FOR VALUE RECEIVED, Investment Grade R.E. Income Fund, LP (“Maker”) hereby promises to pay to IGRE Capital Holdings, LLC (“Holder”) at 1470 East Valley Road, Suite 5295, Santa Barbara, CA 93109, or at such other place or to such other party as the Holder of this Note may from time to designate in writing, the principal sum of all moneys loaned by the Holder to the Maker, in an amount not to exceed SEVEN HUNDRED AND FIFTY THOUSAND DOLLARS ($750,000.00), in lawful money of the United States of America, together with simple interest thereon at the rate of THREE percent (3%) on the total principal.

1.	Maker shall pay to Holder the principal amount plus all accrued interest, on or before February 1, 2021 or at such time as Maker “breaks escrow” for the offering referred to as Investment Grade R.E. Income Fund, LP whichever shall occur first.

2.	In the event that the entire principal amount of this Note obligation has not been repaid in full either on or before February 1, 2021, the remaining principal balance, together with accrued interest, shall be immediately due and payable.

3.	Holder may at its own election and without obligation to Maker, accept repayment in one or more installments provided such payment shall first be applied to principal with accrued and unpaid interest payable after the principal amount has been satisfied in full. Such payments of principal and interest shall continue until the entire indebtedness evidenced by this Note is fully paid.

4.	Maker may prepay all or any portion of the outstanding remaining principal balance and interest due at any time and without penalty.

Notwithstanding anything in this Note to the contrary, all payments made on this note shall be applied first to costs and expenses (including attorneys’ fees of Holder, if any) payable to Holder under this Note, then to accrued and unpaid Interest, then to remaining principal.

If payment of principal, interest, or any payment or amount due under this Note is not made within a reasonable manner, not to exceed thirty (30) from the date first due, Holder shall be entitled to damages calculated on said amount, without notice or demand, at the maximum default rate allowable by law.

Maker hereby waives presentment for payment, demand and protest and notice of protest and of dishonor, and non-payment of this Note, and notice of acceleration or notice of intent of Holder to accelerate.

Maker agrees to pay immediately upon demand all costs and expenses of Holder including, without limitation, attorneys’ fees and court costs, in the event Holder finds it necessary or desirable to secure the services or advice of one or more attorneys with regard to collection of this Note against Maker. This Note shall be governed by, is to be performed in, and shall be construed in accordance with, the laws of the State of California.

This Note may be assigned by Holder to any party without the consent of Maker and shall accrue to the benefit of Holder’s successors and assigns.

Holder may extend the term for repayment of this note at its discretion. Any extension to repay shall not be deemed a waiver of Holder’s rights under this Note nor shall any extension waive or otherwise limit Maker’s obligations under the Note.

IN WITNESS WHEREOF, Maker has executed this Note on the day and year first above written.

MAKER:

INVESTMENT GRADE R.E. INCOME FUND, L.P.,

a Delaware limited partnership

By: IGRE Capital Holdings, LLC,
a California limited liability company
Its: General Partner

By: Janele Equity Partners,
a California limited liability company
Its: Manager

/s/ William Levy
By: William Levy
Its: Manager
At: 1470 East Valley Road, Suite 5295, Santa Barbara, CA 93109